Filed Pursuant to Rule 433

Issuer Free Writing Prospectus, dated May 7, 2020

Supplementing the Preliminary Prospectus Supplement, dated May 7, 2020

Registration No. 333-223626

Pricing Term Sheet

May 7, 2020

This pricing term sheet (this “Pricing Term Sheet”) relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, dated May 7, 2020, relating to these securities (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Other information presented in the Preliminary Prospectus Supplement, including financial information, is deemed to have changed to the extent affected by the changes described herein. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Vulcan Materials Company

3.500% Notes due 2030

Issuer:	Vulcan Materials Company

Title of Security:	3.500% Notes due 2030 (the “notes”)

Ratings (Moody’s / S&P / Fitch)*	Baa3 (Stable) / BBB + (Stable) / BBB- (Stable)

Principal Amount:	$750,000,000

Maturity Date:	June 1, 2030

Coupon:	3.500%

Yield to Maturity:	3.533%

Benchmark Treasury:	UST 1.500% due February 15, 2030

Spread to Benchmark Treasury:	+290 bps

Benchmark Treasury Yield:	0.633%

Price to Public:	99.722% plus accrued interest, if any, from May 18, 2020

Underwriting Discount:	0.650%

Interest Payment Dates:	June 1 and December 1, beginning on December 1, 2020

Record Dates:	May 15 and November 15

Day Count Convention:	30/360

Trade Date:	May 7, 2020

Settlement Date:

May 18, 2020 (T+7)

We expect that delivery of the notes will be made against payment therefor on or about May 18, 2020, which is the seventh business day following the date of this Pricing Term Sheet (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this Pricing Term Sheet or on any subsequent date that is prior to the second trading day preceding the date on which the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Optional Redemption:

Make-Whole Call:	At any time prior to March 1, 2030 (the “par call date”), the notes will be redeemable as a whole or in part, at our option at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if such notes matured on the par call date (exclusive of interest accrued on the notes to be redeemed to the date of redemption) discounted to the redemption date semiannually (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 45 basis points, and in each case, plus any accrued and unpaid interest on the notes being redeemed to, but not including, the date of redemption but interest installments whose stated maturity is on or prior to the date of redemption will be payable to the holders of such notes of record at the close of business on the relevant record dates for the notes.

Par Call:	At any time on or after the par call date, we may redeem the notes in whole or in part, at our option, from time to time at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to, but not including, the date of redemption but interest installments whose stated maturity is on or prior to the date of redemption will be payable to the holders of such notes of record at the close of business on the relevant record dates for the notes.

Change of Control:	Upon a change of control repurchase event (as described in the Preliminary Prospectus Supplement) with respect to the notes, we will be required to make an offer to purchase all outstanding notes at a price in cash equal to 101% of the aggregate principal amount of such notes repurchased, plus any accrued and unpaid interest to, but not including, the repurchase date.

CUSIP / ISIN:	929160 AZ2 / US929160AZ21

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC SunTrust Robinson Humphrey, Inc. Regions Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers	FHN Financial Securities Corp. Siebert Williams Shank & Co., LLC Synovus Securities, Inc.

Denominations:	$2,000 and integral multiples of $1,000

Form of Offering:	SEC Registered

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) and the related Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement if you request it by contacting BofA Securities, Inc. by telephone at 1-800-294-1322, Goldman Sachs & Co. LLC by telephone at 1-866-471-2526 or by email to prospectus-ny@ny.email.gs.com, or SunTrust Robinson Humphrey, Inc. at SunTrust Robinson Humphrey, Inc. at 303 Peachtree Street, Atlanta, GA 30308, Attn: Prospectus Dept or by telephone at (800) 685-4786 or by email to STRHdocs@SunTrust.com.

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